UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   MICHAEL D. HOLMES
   701 5th Ave


   Des Moines, IA  50391-2007
2. Issuer Name and Ticker or Trading Symbol
   ALLIED Group, Inc. (GRP)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $17.1667        11/12/98       D     V                    16,875.0000 (1)  10/01/98     04/12/06
(right to buy)
Non-Qualified Stock Option     $22.9167        11/12/98       D     V                    12,000.0000 (2)  10/01/98     03/21/07
(right to buy)
Non-Qualified Stock Option     $32.5313        11/12/98       D     V                    13,422.0000      10/01/98     03/10/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     11/12/98  Common Stock                   16,875.0000   $48.2500    0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   12,000.0000   $48.2500    0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   13,422.0000   $48.2500    0.0000        D   Direct
(right to buy)

Explanation of Responses:

(1)
This option was previously reported covering 7,500 shares at an exercise price of $38.625 per share, but was adjusted to reflect a stock split on November 29, 1996 and another stock split on November 28, 1997.
(2)
This option was previously reported covering 8,000 shares at an exercise price of $34.375 per share, but was adjusted to reflect a stock split on November 28, 1997.

SIGNATURE OF REPORTING PERSON
/S/ MICHAEL D. HOLMES
DATE